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BlackRock Enhanced Equity Yield Fund, BlackRock Enhanced Equity Yield & Premium Fund and
BlackRock Enhanced Capital & Income Fund Announce Adjournment of Meeting for Proposed
Reorganization

New York, July 25, 2008 — BlackRock Advisors, LLC announced today that the joint special meeting of stockholders of BlackRock Enhanced Equity Yield Fund, Inc. (NYSE:EEF), BlackRock Enhanced Equity Yield & Premium Fund, Inc. (NYSE:ECV) and BlackRock Enhanced Capital & Income Fund, Inc. (NYSE:CII) was held today and has been adjourned upon stockholder motion until August 29, 2008.

The special meeting was adjourned to allow additional time to further solicit votes in connection with the proposed reorganization of each of EEF and ECV into CII, with CII being the surviving fund, as outlined in the Notice of Joint Special Meeting of Stockholders previously mailed to stockholders. The reconvened special meeting of stockholders will be held at 800 Scudders Mill Road, Plainsboro, New Jersey at 9:00 a.m.

About BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms. At June 30, 2008, BlackRock’s AUM was $1.428 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions investment system, risk management and financial advisory services. Headquartered in New York City, as of June 30, 2008, the firm has approximately 5,700 employees in 19 countries and a major presence in key global markets, including the U.S., Europe, Asia, Australia and the Middle East. For additional information, please visit the Company’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,”“anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,”“maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,”“would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

The following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of BlackRock’s investment products; (4) the impact of increased competition;

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(5) the impact of future acquisitions or divestitures; (6) the unfavorable resolution of legal proceedings; (7) the extent and timing of any share repurchases; (8) the impact, extent and timing of technological changes and the adequacy of intellectual property protections; (9) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Merrill Lynch or PNC; (10) terrorist activities and international hostilities, which may adversely affect the general economy, domestic and local financial and capital markets; (11) the ability to attract and retain highly talented professionals; (12) the impact of changes to tax legislation; (13) BlackRock’s ability to successfully integrate the MLIM and Quellos businesses with its existing business; (14) the ability of BlackRock to effectively manage the former MLIM and Quellos assets along with its historical assets under management; and (15) BlackRock may elect to provide support to its products from time to time.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our website is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and stockholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC’s web site at www.sec.gov.

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